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Exhibit 10.1

As of April 16, 2001

Mr. Kevin P. Conlin
491 Rosslare Drive
St. Charles, MO 63304

Dear Kevin:

Cross Country, Inc., a Delaware corporation, (the "Company") hereby agrees to employ you, and you hereby agree to accept such employment under the following terms and conditions:

1.    Term of Employment.    Except for earlier termination as provided in Section 9 below, your employment under this Agreement shall be for a term commencing on the date hereof and terminating on December 31, 2003 (the "Term"). On December 31, 2002, and on each December 31 thereafter, the Term of this Agreement shall automatically be extended for an additional 12 months, unless either you or the Company notify the other party at least 30 days prior to such date that the Term shall not be extended.

2.    Compensation.    You shall be compensated for all services rendered by you under this Agreement as follows:

(a)    You will receive a base salary at the rate of $225,000 per annum, (such salary, as it may from time to time be increased, is hereinafter referred to as the "Base Salary"), payable in such manner as is consistent with the Company's payroll practices. At the discretion of the Chief Executive Officer, along with the Board of Directors, your performance shall be reviewed at each anniversary of your employment, taking into account the earnings of the Company during the prior year, and the Company's economic prospects for the coming year, and consideration will be given as to whether to increase the Base Salary payable to you hereunder.

(b)    You will be eligible for an annual bonus program which shall provide you with a target bonus opportunity of not less that 100% of your annual Base Salary, subject to the attainment of mutually agreed upon performance targets. Such targets will primarily focus on the performance of the consulting division of the Company (the "Consulting Division"), but may also include targets for overall corporate profitability. For 2001, your performance targets are set forth on Schedule A attached hereto.

(c)    On your first day of employment, you will receive an option grant under the Company's Equity Participation Plan ("EPP") to purchase 16,000 shares of the Company's Class A common stock. The prices of the shares subject to this option will vary. The lowest option price will be determined based on a formula used in all previous grants, which is based on the Company's earnings before interest, taxes, depreciation and amortization. Your EPP option grants will vest pursuant to the terms of the EPP.

3.    Duties.

(a)    You shall serve as President of the Consulting Division subject to the direction and control of the Board of Directors of the Company. In your capacity as President of the Consulting Division, you shall have such duties, responsibilities and authority as shall be reasonably assigned to you by the president of the Company. You shall diligently and faithfully perform all duties assigned to the best of your abilities in a professional manner.

(b)    You shall devote your full business time, energies and attention to the business and affairs of the Company and its subsidiaries. You agree that you will not hold any concurrent employment or business positions without the prior express written consent of the Company.

(c)    You shall, except as otherwise provided herein, be subject to the Company's rules, practices and policies applicable to the Company's employees.

4.    Benefits.

(a)    You shall be eligible to participate in any and all plans and programs maintained by the Company from time to time that provide benefits for its senior executives and its salaried employees generally, including, without limitation, pension, profit sharing or other retirement plans, any life, accident, medical, hospital or similar group insurance program, personal leave, sick leave, vacation leave, holiday leave and any other fringe benefit plan or program, subject to the normal terms and conditions of such plans, including any residency requirements. The foregoing, however, shall not be construed to require the Company or the Consulting Division to establish any benefit plans or to prevent the Company or the Consulting Division from modifying or terminating any such plans, and no such action or failure thereof shall affect this Agreement.

(b)    The compensation set forth in Section 2 and the benefits set forth in Section 4(a) (collectively, "Compensation and Benefits") shall be the full consideration for the services to be rendered by you to the Company hereunder. The Company shall deduct or cause to be deducted from your Compensation and Benefits all taxes and amounts required by law to be withheld.

5.    Expenses.    The Company will reimburse you for reasonable expenses, including travel expenses, meals and lodging incurred by you in connection with the business of the Company upon the presentation by you to the Chief Financial Officer of the Company of appropriate substantiation for such expenses.

6.    Restrictive Covenants.

(a)    During such time as you shall be employed by the Company, and (subject to the further provisions of this sentence) for a period of two years thereafter, you shall not, without the written consent of the President of the Company, directly or indirectly become associated with, render services to, invest in, represent, advise or otherwise participate as an officer, employee, director, stockholder, member, partner, agent of or consultant for, any business in the United States which is competitive with the business in which the Company and its subsidiaries (collectively, the "Company Group") was engaged during your employment and at the time your employment with the Company Group ceases; provided, however, that: (1) nothing herein shall prevent you from acquiring up to 5% of the securities of any company listed on a national securities exchange or quoted on the NASDAQ quotation system, provided your involvement with any such company is solely that of a stockholder; and (2) if your employment hereunder shall be terminated during the Term by you with Good Reason (as defined below) or by the Company without Just Cause (as defined below), then the foregoing noncompetition agreement shall only be effective provided (A) the Company so elects and (B) the Company pays to you during a twelve-month period after such termination your monthly Base Salary in effect at the time of termination (the "Total Payment"). The Company's obligation to make such Total Payment shall be offset by any payment made by the Company to you pursuant to Sections 9(d), 9(e) or 9(f) hereof. The Company shall provide you written notice of the exercise of its rights pursuant to clause (2) of the immediately preceding sentence within thirty (30) days of the date of the termination of your employment and shall be obligated to make such twelve-month Total Payment if the Company exercises its rights, or shall be deemed to have irrevocably waived such rights, and you shall not be subject to the non-competition covenant in this Section 6(a).

(b)    Nothing in paragraph 6(a) above shall be construed to prevent you from becoming an employee of or consultant for a hospital or health system following your termination of employment, including any of its related entities (other than a consulting business in which a hospital or health system is a stockholder, owner or member), whether or not such hospital, health system or related entity engages in the same types of services that are provided commercially by the Company and its subsidiaries. You acknowledge that should you become employed by a hospital or health system or related entity as a result of that entity's relationship with the Company, the Company may seek to impose a recruiting fee on such entity at the then prevailing market rates for an executive of your level.

(c)    The parties hereto intend that the covenant contained in this Section 6 shall be deemed a series of separate covenants for each country, state, county and city in which the Company's business is conducted. If, in any judicial proceeding, a court shall refuse to enforce all the separate covenants deemed included in this Section 6 because, taken together, they cover too extensive a geographic area, the parties intend that those of such covenants (taken in order of the countries, states, counties and cities therein which are least populous) which if eliminated would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions of this Section 6.

7.    Confidentiality, Non-Interference and Proprietary Information.

(a)    Confidentiality.    In the course of your employment by the Company hereunder, you will have and have had access to confidential or proprietary data or information of the Company Group, and their respective operations. You will not, in any capacity, at any time divulge, communicate, disclose or make available to any person nor shall you direct any Company Group employee to divulge, communicate, disclose or make available to any person (other than to a person bound by confidentiality obligations similar to those contained herein and other than as necessary in performing your duties hereunder) or use to the detriment of the Company Group or for the benefit of any other person, any of such data or information. The provisions of this Section 7(a) shall survive your employment hereunder, whether by the normal expiration thereof or otherwise. The term "confidential or proprietary data or information" as used in this Agreement shall mean information relating to the Company Group or any of its affiliates not generally available to the public or generally known within the education, training and seminar industry, including, without limitation, personnel information, financial information, customer lists, supplier lists, trade secrets, information regarding operations, systems, services, know-how, computer and any other processed or collated data, computer programs, pricing, advertising data, source code, object code, manual, product specification or plan for a new or revised service or product, any lists relating to the foregoing, and any business, marketing, financial or sales record, data plan, or survey, and any other record or information relating to the present or future business, services or products of the Company Group or any of its affiliates. Notwithstanding anything to the contrary contained in this Section 7, the term "confidential or proprietary data or information" shall not include any information which (i) has been rightly received from a third party without restriction or breach of this Agreement, (ii) becomes generally available to the public or generally known within the education, training and seminar industry without a violation by you of this Agreement, or (iii) is required to be disclosed by law, regulation or court order, provided, however, that you shall provide the Company with notice at least 30 days prior to your disclosure of such information.

(b)    Non-Interference.    You agree that you will not for your own account or for the account of any other person (i) tortuously interfere with the Company Group's relationship with any of its suppliers, customers, independent contractors or employees during the Term and any time after termination or (ii) solicit, divert or induce any person who is an employee, executive or consultant of the Company Group to leave or to work for you or any person with whom you are connected or affiliated during the Term and for three years after termination.

(c)    Proprietary Information and Disclosure.    You agree that you will at all times promptly disclose to the Company Group and any of its affiliates, in such form and manner as the Company Group may reasonably require, any inventions, improvements or procedural or methodological innovations, developments, programs, methods, forms, systems, services, designs, analysis, drawings, reports, marketing ideas, products or processes (whether or not capable of being trademarked, copyrighted or patented) and all components and derivatives thereof, whether completed or not, conceived, developed, made, implemented, delivered or created by you during or in connection with your employment hereunder and which relate to the Company Group's or its affiliates' actual or anticipated business, research and development, or existing or future products or services ("Intellectual Property"). You agree that (i) all such Intellectual Property is and shall be the sole property of the Company Group, (ii) all right, title, and ownership interest (throughout the universe, in all media, now existing or created in the future, for all versions and elements, in all languages, and for the entire duration of such rights) in such Intellectual Property lie, at creation, exclusively with the Company Group, and (iii) you reserve no rights in such Intellectual Property. You further agree that you will execute such instruments and perform such acts as may reasonably be requested by the Company Group to transfer to, and perfect in the Company all legally protectible rights in, such Intellectual Property.

(d)    Return of Property.    All written materials, records and documents made by you or coming into your possession during your employment concerning any products, processes or equipment, manufactured, used, developed, investigated or considered by the Company Group or otherwise concerning the business or affairs of the Company Group, shall be the sole property of the Company Group, and upon termination of your employment, or upon request of the Company during your employment, you shall promptly deliver same to the Company. In addition, upon termination of your employment, or upon request of the Company during your employment, you will deliver to the Company all other Company Group property in your possession or under your control, including, but not limited to, financial statements, marketing and sales data, patent applications, drawings and other documents, and all Company Group credit cards and automobiles.

8.    Equitable Relief.    With respect to the covenants contained in Sections 6 and 7 of this Agreement, you agree that any remedy at law for any breach of said covenants may be inadequate and that the Company Group shall be entitled to specific performance or any other mode of injunctive and/or other equitable relief to enforce its rights hereunder or any other relief a court might award. The existence of any claim or cause of action which you or any such other person may have against the Company Group shall not constitute a defense or bar to the enforcement of any of the covenants contained in Sections 6 and 7 hereof.

9.    Earlier Termination.    Your employment hereunder shall terminate prior to the expiration of the Term on the following terms and conditions:

(a)    This Agreement shall terminate automatically on the date of your death.

(b)    This Agreement shall be terminated if you are unable to perform your duties hereunder for 90 days (whether or not continuous) during any period of 120 consecutive days by reason of physical or mental disability. The disability shall be deemed to have occurred on the 90th day of your absence or lack of adequate performance.

(c)    This Agreement shall terminate immediately upon the Company's sending you written notice terminating your employment hereunder for "Just Cause," which shall mean one or more of the following: (i) an act or acts of fraud or dishonesty by you which results in the personal enrichment of you or another person or entity at the expense of the Company; (ii) your admission, confession or conviction of (X) any felony (other than third-degree vehicular infractions), or (Y) any other crime or offense involving misuse or misappropriation of money or other property; (iii) your continued material breach of any obligations or representations under this Agreement 30 days after the Company has given you written notice thereof in reasonable detail, if such breach has not been cured by you during such period; and (iv) your gross negligence or willful misconduct with respect to your duties or gross malfeasance of office.

(d)    This Agreement shall terminate immediately upon the Company's sending you written notice terminating your employment hereunder for any reason or for no reason. Upon a termination due to an event described in Section 9(a), 9(b) or 9(c) hereof, the Company's sole obligation to you shall be to pay you the earned but unpaid portion of your then current Base Salary up to the date of termination (which shall be paid as and when such amounts would have been due had your employment continued) and any accrued vacation. Upon a termination by the Company for any reason other than those described in Section 9(a), 9(b) or 9(c) hereof the Company Group's sole obligation to you shall be to pay you (i) twelve months of your then current Base Salary, (ii) the bonus you would have been entitled to for the year in which your termination of employment occurs, prorated to reflect the number of days worked by you in such year prior to your termination date, and (iii) any accrued vacation. Such amounts shall be paid as and when such amounts would have been due had your employment continued; provided however, if such termination occurs following a Change in Control (as defined in Section 9(h) below), such Base Salary shall be paid in a lump sum amount as soon as practicable following your termination of employment. Compensation pursuant to this Section 9(d) shall be the sole and exclusive compensation to you in the event you are terminated by the Company for any reason and will be paid only if you first execute and deliver to the Company a general release agreement (in form acceptable to the Company and you), with such release agreement providing for, among other things, the full release of the Company Group, its owners, directors, managers, officers, employees, executives, representatives, agents, predecessors, successors and assigns.

(e)    This Agreement shall terminate immediately upon your sending the Company written notice terminating your employment hereunder for "Good Reason," which shall mean the occurrence of only one or more of the following events: (a) a material decrease in your Base Salary or bonus opportunity; (b) a change in the location of your principal place of work from the St. Louis, Missouri area without your consent; or (c) your voluntary termination of employment for any reason other than death or disability during the 60-day period beginning on the date of a Change in Control. Upon any such termination, the Company's obligation to you shall be to pay you (i) twelve months of your then current Base Salary, (ii) the bonus you would have been entitled to for the year in which your termination of employment occurs, prorated to reflect the number of days worked by you in such year prior to your termination date, and (iii) any accrued vacation. Such amounts shall be paid as and when such amounts would have been due had your employment continued; provided, however, if such termination occurs within 60 days of a Change in Control, such Base Salary shall be paid in a lump sum amount as soon as practicable following your termination of employment. Compensation pursuant to this Section 9(e) shall be the sole and exclusive compensation to you in the event you terminate your employment with the Company for Good Reason and will be paid only if you first execute and deliver to the Company a general release agreement (in form acceptable to the Company and you), with such release agreement providing for, among other things, the full release of the Company Group, its owners, directors, managers, officers, employees, executives, representatives, agents, predecessors, successors and assigns.

(f)    Upon the expiration of the Term of this Agreement or any extension thereof, the Company shall pay you (i) six months of your then current Base Salary, (ii) the bonus you would have been entitled to for the year in which your termination of employment occurs, prorated to reflect the number of days worked by you in such year prior to your termination date and (iii) any accrued vacation.

(g)    This Agreement shall terminate thirty (30) days following receipt by the Company from you of written notice terminating your employment hereunder without Good Reason, in which event you shall have no further liabilities or obligations hereunder, other than pursuant to Sections 6, 7, 8 and 10 hereof and the Company's sole obligation to you shall be to pay you the earned but unpaid portion of your Base Salary up to the date of termination (which shall be paid as and when such amounts would have been due had your employment continued) and any accrued vacation.

(h)    For purposes of this Agreement, "Change in Control" shall (i) have the meaning ascribed to that term in Section 8.2 of the EPP and (ii) shall mean a sale of all or substantially all of the assets or business of the Consulting Division; provided, however, in the case of the sale of the assets or business of the Consulting Division, such sale shall not be deemed to be a Change in Control if, on or before the effective date of such transaction, you are offered another position with the Company Group of comparable authority and responsibility to your position with the Consulting Division; and provided, further, that an initial public offering the Company's common stock will not be deemed to be a Change in Control under this Agreement.

(i)    Except as specifically set forth in Sections 9(d), 9(e) and 9(f) hereof, upon termination of this Agreement, the Company's obligations hereunder shall cease.

10.    Representations and Warranties.

You hereby represent and warrant to the Company that (i) there are no restrictions, agreements or understandings whatsoever to which you are a party which would prevent or make unlawful your execution of this Agreement or your employment hereunder, (ii) your execution of this Agreement and your employment hereunder shall not constitute a breach or violation of any law, contract, agreement or understanding, oral or written, to which you are a party or by which you are bound, (iii) you are free and able to execute this Agreement and to enter into employment with the Company, (iv) you have not violated nor are you in violation of any law, regulation, rule, order, stipulation or the like relevant to the Company's business, (v) this Agreement is your valid and binding obligation, enforceable in accordance with its terms, (vi) the Company has made available to you the opportunity to ask questions and receive answers from the Company concerning the Company and review information relating to the Company, and (vii) you have relied solely upon your own investigations and the advice of third parties (hired by you on your behalf) in determining to enter into this Agreement. The Company hereby acknowledges that you are subject to an agreement which prevents you, through September 2002, from marketing physician management services to Ascension Health System and hereby agrees that such restriction would not be deemed to be a breach of the foregoing representations and warranties. The foregoing representations and warranties shall forever survive the termination of this Agreement.

11.    Entire Agreement; Modification.

(a)    This Agreement constitutes the full and complete understanding of the parties and supercedes all prior agreements between the parties and their respective affiliates with respect to your employment arrangements. By executing this Agreement, you hereby release the Company and its affiliates, effective as of the Effective Date, from all obligations to you under any prior agreements. No representations, inducements, promises, agreements or understandings, oral or otherwise, have been made by either party to this Agreement, or anyone acting on behalf of either party, which are not set forth herein, and any others are specifically waived. This Agreement may not be modified or amended except by an instrument in writing signed by the party against which enforcement thereof may be sought.

12.    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction,

13.    Waiver of Breach.    The waiver of either party of a breach of any provision of this Agreement, which waiver must be in writing to be effective, shall not operate as or be construed as a waiver of any subsequent breach,

14.    Notices.    All notices hereunder shall be in writing and shall be deemed given when personally delivered or sent by facsimile or overnight courier, or three (3) business days after having been mailed to such party by certified or registered mail, postage prepaid, return receipt requested, if to you, to your residence as listed in the Company's records with a copy to Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois 60610, Attn: William H. Roach, Jr., Esq., and if to the Company, c/o Cross Country, Inc., 6551 Park of Commerce Boulevard, Boca Raton, Florida 33411, Attn.: Joseph Boshart with a copy to Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, Attn.: Stephen W. Rubin, Esq.

15.    Assignability; Binding Effect.    This Agreement is a personal employment contract for your personal services, and your rights and duties hereunder shall not be assignable or delegable by you. This Agreement shall be binding upon and inure to the benefit of you, your legal representatives, heirs and distributees, and shall be binding upon and inure to the benefit of the Company, its successors and assigns. If, in the event of a sale of all or substantially all of the assets of the Company or Consulting Division, the person or entity purchasing such assets does not assume this Agreement, then the Company shall be deemed to have terminated this Agreement pursuant to Section 9(d) upon the closing of such sale.

16.    Governing Law.    All questions pertaining to the validity, construction, execution and performance of this Agreement shall be construed and governed in accordance with the laws of New York without regard to the conflicts or choice of law provisions thereof.

17.    Headings.    The headings of this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

18.    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

19.    Disputes.    In the event of any dispute under this Agreement, the non-prevailing party shall pay all legal fees and expenses of the prevailing party.

If this letter correctly sets forth our understanding, please sign the duplicate original in the space provided below and return it to the Company, whereupon this shall constitute the employment agreement between you and the Company effective and for the term as stated herein.

CROSS COUNTRY, INC.
By:	/s/ JOSEPH A. BOSHART Joseph A. Boshart, President and CEO

Agreed as of the date
first above written:

/s/ KEVIN P. CONLIN Kevin P. Conlin

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  Exhibit 10.1